SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                     FORM 10

                   General Form for Registration of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                          ALYDAAR SOFTWARE CORPORATION
                (Name of Registrant as specified in its charter)



         North Carolina                                     87-0399301
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)



              2101 Rexford Road, Suite 250 West Charlotte, NC 28211
               (Address of principal executive offices) (Zip Code)



                     Issuer's telephone number: 704/365-2324



     Securities to be registered under Section 12(b) of the Act:



   Title of each class                             Name of exchange on which
   to be so registered                           each class is to be registered
         None                                                  None



     Securities to be registered under Section 12(g) of the Act:



                    Common Stock, par value $0.001 per share
                                (Title of Class)




                    Page 1 of 17 sequentially numbered pages
                            Exhibit Index on Page 16

ITEM 1 - BUSINESS.

     Alydaar Software Corporation (the "Company"), a publicly held North Carolina corporation, was formed in 1982 as a Utah corporation named Enertronix Corporation. In 1992, the Company changed its name to Alydaar Software Corporation. The corporate domicile was changed from Utah to North Carolina in 1994.

Development of SmartCodeTM

     The Company's business involves the use of proprietary software to provide software reengineering services specializing in computer language translation and migration. The proprietary software that the Company has developed provides integrity of translated data across any computer platform or media. The process is based upon a highly flexible artificial intelligence language known as SmartCode. SmartCode is based upon a philosophy of automating the software reengineering process as much as possible.

     Since 1994, the Company's main business has been the development of SmartCode as a powerful technology to address several issues: implementing style manuals; maintaining performance; restructuring and consolidating code; relieving system dependencies; building screens interfaces; adopting new technologies; creating documentation; and testing. SmartCode is computer language and platform independent, with the capability of understanding the various dialects of all computer languages, including conversions of multi-dialect languages such as PL/1, COBOL, FORTRAN, and PASCAL.

     Initially, SmartCode was marketed as a product for the language translation process.

Language Translation Services

     The process was successful enough that the Company has been picked over better known competitors to perform software language translation services. In 1995, the Company's clients included First Boston, Ryder Trucks through KPMG Peat Marwick and Citation Corporation (software developer for the wet laboratory research industry). Marketing for the translation services was accomplished through industry publications and direct contact by the Company to prospective clients.

Year 2000 Problem

     Realizing that the full potential of SmartCode lay in utilizing the software for other more complex tasks, the Company, in February, 1995 made a decision to utilize the basic framework of SmartCode to develop a proprietary detection and solution process to address the "Year 2000 Problem" ("Y2K"). The problem is the use of two digits for year references within software programs; most software programs assume the first two digits of the year to be 19 and the year 2000 would be read as 1900. If not corrected, the two-digit year field will result in improper calculations, and in many cases, programs will not work properly or may cease to run at all. The Gartner Group, a highly regarded technology consulting firm, estimates that correcting



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the problem will cost $300 to $600 billion globally. The standard method of estimating the market is to determine the number of lines of code (LOC) that companies have that could be impacted and multiplying a cost per line to it. Estimates of the cost per line of code range from $.50 to $1.50. Costs will likely increase significantly as the Year 2000 approaches.

     The Company's Y2K goal was to provide a fully automated, artificial intelligence-based solution, that would not interfere with the day-to-day operations of its clients' processes. With the exception of systems analysis, all reengineering is performed at the Company's facilities. Additionally, through strategic relationships, the Company provides complete reengineering solutions and tools to its clients. The Company's software reengineering and migration services that address Y2K are its YEAR 2000 ASSESSMENT and YEAR 2000 SMARTCODE services.

     The YEAR 2000 ASSESSMENT provides assessment of the scope, parameters, and limitations relating to the client's project. The scope determines the computer language, the JCL or system scripts, the type of software application and the interfaces used by the client. The parameters determine the desired style, format and documentation, exogenous standards compliance or compatibility, statement of work provisions, client involvement in work effort, quality controls, verification, validation and testing. Limitations determine the delivery schedule; site, security or access restrictions; software style and format reservations; documentation and synchronization. Once the assessment is completed the Company will apply its SmartCode process to the project.

     The YEAR 2000 SMARTCODE services detect and correct problems and validate the changes in the client's software. Detection involves identification of two-digit representation data elements; exogenous, system, and legacy data elements; simulated and induced year 2000 behaviors; all "Magic Number" instances; and all multiple-use data elements. Correction involves the selection and implementation of two-digit resolution strategies; the fix of "Magic Number" problems; the fix of imbedded/encrypted date problems; the fix of multiple-use of data element interactions; and the implementation of value-added requirements. Validation involves the internal and external compatibility of the corrected code within the client's workplace; customer acceptance testing; and quality verification and validation testing.

     The Company believes that no other reengineering provider today is capable of evaluating systems using artificial intelligence and an automated process to deliver a complete Y2K detection and solution process to its clients. The Company believes it has the following competitive advantages: the technology is computer language and platform independent; the technology is flexible and adaptable; the process is non-intrusive to customers; and the Company offers competitive prices and delivery schedules and produces documentation. The unique competitive advantages will contribute to the Company's ability to meet client's pricing requirements at various levels, and still attain profitability on proposed projects.

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

Marketplace for Y2K Solutions

     Organizations have been slow to mobilize their resources towards correcting this problem for some of the following reasons: businesses' priority requirements that must be met in the next 12 to 18 months; the Y2K problem is beyond their current planning window; large companies' reluctance to admit that a problem requiring such substantial expenditures exists; the attitude of many is not to fix it until it breaks; and lack of awareness of the impending problem. Most companies do not know how to approach this problem and are just now beginning to assess and address the Y2K problem. As time passes, this issue will become critical for computer dependent companies, as well as all governments in the world.

     While companies of all sizes will be impacted by the Y2K problem, the Company has a target market of companies with 10 million or more LOC. The Company believes that, through its automated process, it can be most cost effective with very high volume contracts.

     During 1995 and 1996, the Company successfully completed pilot tests of its Y2K process for several large companies, some of which have more than 20 million LOC. The Company is establishing itself as a widely recognized and accepted Y2K detection and solution provider, capitalizing upon the full potential of its technology and maintaining a leadership position in systems integration engineering.

     The Company has entered into contracts to provide its Y2K services to several clients as of this filing; however, most of those contracts do not include an obligation on the part of the client to use the Company's services exclusively. In addition, where such contracts do call for exclusive services of the Company, it is up to the client to define each statement of work and time table of the work to be performed. Revenues were insignificant for 1996 due primarily to budget constraints which existed within the Company's customers' approved 1996 budgets. As previously noted, most companies did not seriously consider the Y2K problem before the end of 1995 or early in 1996 and most 1996 budgets would have been approved by the end of third quarter, 1995. Although significant revenue can be expected from a single client, the Company is continuously marketing and negotiating with additional client prospects to secure a long-term relationship and revenue stream.

     The Company has entered into strategic alliances with technology firms in England, Taiwan, Belgium, Sweden, Norway, Switzerland, and several firms in the United States, including employee-owned Science Applications International Corporation (S.A.I.C.). See Sales and Marketing below for a discussion of the formation of Alydaar Software Europe, plc(ASE). S.A.I.C. has $2.3 billion in revenues and 23,000 employees worldwide. S.A.I.C. gave the Company a $20 million contract award in December, 1996, and has given two task orders totaling $9 million under that award to be completed during the next 18 to 26 months. The Company is currently performing services under both task orders.

Sales and Marketing

     The sales process takes approximately one to six months. As time progresses, it is anticipated that the sales process will be reduced to weeks and days. Once the client is contacted and the basic due diligence is performed, the next step is to perform a pilot test of a fixed number of lines of code. When the pilot is delivered back to the client and is reviewed for accuracy, a determination is made as to the quality of the work. Then negotiations are commenced as to the price and delivery schedule. The Company plans to utilize its internal sales force to concentrate on large volume clients; that is, clients with 10 million LOC or more. Geographically, the business is currently concentrated in the Northeast, however, the Company intends to position additional sales people in Los Angeles, Dallas and Orlando and has opened a sales office in Chicago in February, 1997.

     The Company is marketing its services internationally through strategic alliances and a 45%-owned joint venture doing business as Alydaar Software Europe, plc.(ASE) with headquarters in London, England. The joint venture agreement was signed in December,1996, and as of March 15,1997, has ten employees and has raised 500,000 pounds sterling capital to fund its operations. The Company has been awarded an $8 million contract from ASE for work commencing in May, 1997, subject to acceptance by the client of a pilot project to be delivered in April, 1997.

     Further marketing will be accomplished through participation in trade shows and events. Also, full-page advertisements have been placed in trade magazines such as "Datamation". A public relations firm has been retained to present the Company in trade press and to bring awareness to the general public on the Company's presence. Robert Gruder is a recognized speaker on the Y2K subject.

Pricing Policy

     The independent consulting company, The Gartner Group, has estimated in media interviews and at conference presentations that industry pricing will approximate $1.10 per line of code. The Company's pricing policy will be negotiated on a contract-by-contract basis.

Governmental Regulations

     The Company is not aware of any governmental regulations that affect its business activities. Other than the expenses related to standard public company reporting, licensing and business permitting, the Company incurs no costs related to Governmental regulations.

Research and Development

     The Company continues to further enhance its automated process and the artificial intelligence programming. The Company presently has approximately 70 people dedicated to research and development that will improve delivery time and processing capabilities. Another focus in research and development is the ways in which the Company can further capitalize on its know-how and core technology by addressing other applications related to SmartCode. Developing system solutions for other integration problems will give the Company additional products to help retain clients after the Y2K work is done.

Employees

     The Company began 1996 with 10 employees. There are currently a total of 225 employees and contractors. The Company used a national recruiting and outsourcing firm to recruit staff and contractors to significantly ramp up its work force from September, 1996, through January, 1997, to position the Company to successfully capture major contracts. The arrangement with the recruiter is that the Company can convert contractors to employee status after six months with no further liability to the recruiting firm. The need for such explosive growth in employees is based upon the Company's assessment of the probability of successful awards of contracts currently under negotiation.

ITEM 2 - FINANCIAL INFORMATION

Selected Financial Information

     The information required by Item 301 of Regulation S-K has been omitted because the operating results for 1993 and 1992 were insignificant, since the Company had only 2-5 employees focused on research and development during those periods. The results for 1994, 1995 and 1996 are discussed below.

Management's Discussion and Analysis of Financial Condition and Results of Operations and Future Plan of Operations.

     The Company has been essentially a research and development company over the last three years. As previously indicated, the Company abandoned its marketing of language translation services in 1994 and diverted all resources to research and development of SmartCode to position the Company to offer an automated solution to the Y2K Problem. The Company began work on language translation projects in 1994 producing $160,000 in revenues and completed the projects during 1995 producing $229,000 in revenues. The Company incurred losses of $305,000 in 1994 and $580,000 in 1995. During the fourth quarter of 1995, the Company began working with a very large insurance company using their pilot projects to help the Company de-bug SmartCode and improve its abilities to offer an automated process to solve the Y2K Problem. In February, 1996, the insurer gave the Company a pilot project and stated that upon successful completion the Company would be awarded a $5 million contract with an estimated start date of April 1996 and completion date by June 30, 1996. The Company's outside counsel began negotiating an agreement and the negotiations were protracted over a two-month period of time. In April, 1996, the insurer went through a major re-organization resulting in the appointment of a new Chief Information Officer who decided to put Y2K on hold and resulted in the Company's loss of the contract. The Company worked with another large insurer over the next seven months, using the insurer as a Beta site and to further improve its SmartCode software and Y2K process.

     The Company added positions in research and processing as required during the course of the year through September. Based upon the results of its marketing efforts and contract negotiations with clients of its business partners, the Company entered into an agreement with a large international computer programmer outsourcing firm to recruit and bring to the Company approximately 150 software engineers during the fourth quarter. The Company signed lease agreements to increase its square footage from 18,000 square feet to 37,000 square feet over the course of the fourth quarter. The Company spent approximately $1,135,000 during the fourth quarter for furniture, fixtures, computer hardware and software. The contract labor force cost the Company approximately $2 million during the fourth quarter. The agreement with the outsourcer provides the Company the opportunity to convert any of the personnel provided by the outsourcer after a six-month period of time to an employee of the Company with no additional liability to the outsourcer.

     The Company incurred the substantial cost to position itself to be a viable candidate to be successful in bidding for contracts of $5 million or more. The Company had to incur the substantial cost of ramping-up the organization before actual work was started on revenue producing projects due to the substantial training time requirement and the need for substantial resources to be continually devoted to additional research and development. As of the end of the year, approximately seventy people were involved in research and development. In early December,1996, the Company was awarded a $20 million contract from S.A.I.C., one of its strategic alliance partners. The Company had already started work on a $6 million task order issued under the contract in November, 1996, and in February, 1997, began work on a second task order for $3 million. The expected start dates for other client's projects for late fourth quarter, 1996 or first quarter, 1997 have been moved forward by the client to late first quarter and early second quarter, 1997.

     The Company's total operating expenses, excluding depreciation, rose to approximately $4.8 million in 1996 from $780,000 in 1995. Approximately $3.7 million of 1996 total expenses were incurred in the fourth quarter, 1996. Of the fourth quarter amount, approximately $2 million was paid or accrued for contract labor and $700,000 was paid or accrued for payroll cost. As previously indicated, the Company began work on two projects at the end of 1996 resulting in receivables of $188,000 at the end of the year. This was the only revenue reported for 1996 as the cost for the Y2K problem for the Company's other clients was either not in their 1996 budget or the problem was not within the 1996 planning horizon for those companies.

     The Company began work on nine projects or pilots during the first quarter of 1997. Based upon those projects and other commitments, the Company expects to record a loss in the $2-$3 million range for the first quarter, 1997, an operating profit in second quarter, 1997, a strongly profitable third quarter, 1997 and year-to-date, and an improvement in the fourth quarter profitability as compared to the third quarter profit. Revenues are expected to grow from $500,000 in first quarter to in excess of $10 million for fourth quarter. The Company's forecast is that recorded revenue will exceed

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expenses beginning in April, 1997.

Liquidity and Capital Resources

     The Company reflected approximately $2.2 million in accounts payable and accrued expenses at the end of 1996 and $567,000 in cash and accounts receivable. Approximately $1.7 million of accounts payable was due to one vendor for contract labor supplied from the last week of October and for all of November and December. The vendor does not consider amounts delinquent until sixty days after billed, and therefore only approximately $25,000 of the year-end balance was considered to be delinquent. As of the end of the first quarter, 1997 the total current and delinquent amounts due to that vendor had been paid.

     As noted, the Company had approximately $1.6 million more in accounts payable and accrued expenses than cash and accounts receivable at December 31, 1996. The Company raised approximately $8.7 million during the first quarter through the sale of restricted stock and the exercise of warrants. The Company believes that the cash on hand at the end of 1996 plus the cash collected on receivables during the first quarter, 1997 and the capital raised during the first quarter 1997 is sufficient to pay for obligations incurred through March 31, 1997, and to be incurred through May 31, 1997. The Company's projections reflect a positive cash flow for June, 1997, and each month thereafter. The Company financed 1996 operations through the sale of restricted stock, proceeds from exercise of warrants, and loans from its majority stockholder and Chief Executive Officer.

     The forward looking information reflected above is based upon only those commitments which are known as of March 31, 1997, and do not incorporate the expected substantial additional revenue to be derived by the Company during the course of 1997. The Company has a significant amount of excess capacity beyond the revenue included in the forecast with its existing cost structure. Therefore, additional revenue can be generated with insignificant increase in cost, since labor is the primary cost factor involved in the Company's operations.

ITEM 3 - DESCRIPTION OF PROPERTY.

     The Company operates from leased facilities in Charlotte, North Carolina, with a total of approximately 37,000 square feet. The Company has signed a lease agreement to occupy an additional 22,000 square feet on May 1, 1997. Research and development, and processing activities are centralized to allow closer control over service, response time, and security of the technology. If the volume of business increases beyond present capacity, the Company has the option of expanding within its current location or elsewhere in the area. The Company intends to maintain its central processing activities at the headquarters location as long as the space needs are met. Research and Development and other segments of the process may be relocated or contracted out in various locations of the country.


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


ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of February 28, 1997 by (i) each director and executive officer, (ii) all directors and executive officers as a group and (iii) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock. Except as otherwise indicated, all such persons have both sole voting and investment power over the shares shown as beneficially owned by them.

TITLE OF CLASS:  Common Stock

NAME AND ADDRESS              AMOUNT AND NATURE               PERCENT OF
 OF BENEFICIAL                OF BENEFICIAL OWNER                CLASS
    OWNER

Robert F. Gruder                    7,231,400                     53.2%
Chairman of the
Board and President
2101 Rexford Road
Ste. 250 West
Charlotte, NC 28211

All officers and                    7,676,400(1)                  55.0%
directors as a
Group (5)

Rodney Schoemann                    1,150,000(2)                   9.6%
2401 Jay Street
New Orleans, LA 70122

     (1) Included are presently exercisable options to purchase 360,000 shares of common stock, at prices ranging from $1.18 per share to $10.00 per share.

     (2) Included are presently exercisable warrants to purchase 725,000 shares of common stock, with an exercise price of $1.50 for the first 425,000 shares and $2.00 for the remaining 300,000 shares.

ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth information with respect to each executive officer and director of the Company.

DIRECTORS AND
EXECUTIVE OFFICERS          AGE                            POSITION

Robert F. Gruder             39                    Chief Executive Officer,
                                                   President and Chairman of
                                                   the Board of Directors

V.    Hollis Scott           51                    Chief Financial Officer,
                                                   Secretary and Director

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

Frank G. Milligan            57                    Chief Operating Officer

Thomas J. Dudchik            37                    Senior Vice President,
                                                   Director

J. Alex McMillan             65                    Director

     Robert F. Gruder serves as President, CEO and Chairman of the Company, positions held since 1989. Mr. Gruder is a graduate of American University in Washington, DC with degrees in physics and finance. Mr. Gruder was president of GEM Technologies, Inc., when the company was liquidated under Chapter 7 of the federal Bankruptcy Act in April, 1992. The Company had attempted to develop and market an Ada computer language compiler beginning in late 1989, but was ultimately unsuccessful in obtaining adequate financing to complete the business plan.

     V. Hollis Scott serves as Chief Financial Officer, Secretary and a Director. Mr. Scott was previously Senior Vice President, Treasurer of The Cato Corporation, a publicly held 600-store ladies apparel retailer, $500 million in sales, based in Charlotte, North Carolina. He was with Cato from November, 1988 through January, 1996, when he joined the Company. Mr. Scott is a graduate of the University of Virginia and a CPA.

     Frank G. Milligan joined the Company as Chief Operating Officer in December, 1996. Mr. Milligan was previously a senior manager with IBM. He had various management responsibilities in development, systems integration, and business area management during his thirty year career with IBM. Mr. Milligan is a graduate of the University of Tennessee with undergraduate and graduate degrees in electrical engineering.

     Thomas J. Dudchik serves as Senior Vice President, responsible for all national and international marketing as well as state and federal government sales activities. Mr. Dudchik previously served as Deputy Chief of Staff for Connecticut Governor Lowell P. Weicker, Jr., from January, 1993 through January, 1995. As part of his responsibilities, Mr. Dudchik administered the state's $10 billion budget with 26 major state agencies and 50,000 employees. From February, 1991 through December, 1992, Mr. Dudchik served as Deputy Commissioner of the Connecticut Department of Environmental Protection, where he was responsible for the Department's $90 million budget and 1,200 employees. From February, 1995 through March, 1996, when he joined the Company, Mr. Dudchik had an advertising and sales promotion consulting business. Mr. Dudchik has a BA degree in political science from Trinity College (Hartford, CT).

     J. Alex McMillan, Director, is president of The McMillan Group, merchant bankers and consultants. Mr. McMillan served in the U.S. House of Representatives representing North Carolina from 1985-94. He served on Energy and Commerce, Budget, Joint Economic, Banking, and Small Business Committees. From 1976-83, Mr. McMillan was President and CEO of Harris Teeter Supermarkets, a multi-billion dollar revenue regional chain owned by Ruddick Corporation. He served as CFO of Ruddick Corporation from 1969-

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

76. Mr. McMillan serves on the Board of Directors of Interstate/Johnson Lane, Inc., Infosystems of N.C., Inc., The Concord Coalition and the Civil War Trust. Mr. McMillan holds an MBA from Darden School, University of Virginia and an undergraduate degree from the University of North Carolina.

     Employee directors receive no additional compensation for service as a director.

     Outside directors are given a stock option award upon appointment to the Board exercisable at the fair market price on the date of grant, beginning one year from the date of grant up to ten years from the date of grant.

ITEM 6 - EXECUTIVE COMPENSATION.

     The following table sets forth the annual long-term compensation for services in all capacities to the Company for the periods ended
December 31, 1996, 1995 and 1994, of the Company's Chief Executive Officer.
No other executive officer of the Company received in excess of $100,000 during any of those three years.


                               ANNUAL COMPENSATION

NAME AND PRINCIPAL         FISCAL                                OTHER ANNUAL
POSITION                    YEAR       SALARY       BONUS        COMPENSATION

Robert H. Gruder           1996       $60,000         -               -
Chief Executive Officer    1995       $60,000         -               -
                           1994       $60,000         -               -

     On September 13, 1994, the Company instituted its Omnibus Stock Plan(the "Plan") which was approved and adopted by the Board of Directors and stockholders of the Company. The Plan provides for the issuance of options ("Options") to certain officers and employees of the Company ("Eligible Participants"). The Plan is administered solely by the Company's Compensation Committee ("Administrator"). The Administrator has sole discretion and authority, consistent with the provisions of the Plan, to select the Eligible Participants to whom Options will be granted under the Plan, the number of shares which will be covered by each Option and the form and terms of the agreements to be used to represent the Options. As of this date, all employees are eligible to receive options and 14 employees presently have options outstanding to purchase a total of 390,000 shares which expire at various periods from December, 2005 to February, 2007, for prices ranging from $1.18 to $10.00 per share.

             REPORT OF BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

     The Company presently has no standing compensation committee; a committee will be established in 1997 with the external Board members serving on the committee. Officers' annual compensation, including that of the CEO, has been set well below market, tying long-term compensation opportunity to increasing value in the stock options which have been and will be granted, through long-term performance for shareholders.

Officers and all employees have the opportunity to earn bonuses based upon achievement of personal and Company goals.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     For 1996 and as of this filing, there were no Relationships or Related Transactions. Any future affiliated transactions would be made or entered into for bona fide business purposes on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties; and all ongoing and future affiliated transactions and any forgiveness of affiliated loans must be approved by a majority of the independent, disinterested members of the Company's Board of Directors.

ITEM 8 - LEGAL PROCEEDINGS.

     As of the date of this filing, the following are lawsuits which have been filed against the Company:

     There are two legal proceedings pending, both of which relate to a former affiliate of the Company, Gem Technologies, Inc., a Connecticut corporation ("GEM"). On June 21, 1996, in the Superior Court of the Judicial District of Fairfield at Bridgeport, Connecticut 20 purported noteholders or shareholders of GEM filed a complaint against Robert F. Gruder, Thomas J. Dudchik, GEM, and the Company alleging that the defendants fraudulently induced the plaintiffs into entering a note purchase agreement with GEM and fraudulently transferred the property of GEM to the Company. The plaintiffs have sought actual damages, punitive damages, attorney fees and injunctive relief relating to the property allegedly transferred to the Company. In July, 1996, in the Superior Court of the Judicial District of Meriden, Connecticut, a purported shareholder of GEM filed a complaint against Robert Gruder, the Company, and GEM. The complaint alleges a breach of contract and fraudulent misrepresentation in that the plaintiff purportedly was to receive shares of common stock of the Company in exchange for his investment in GEM, but has purportedly not received any shares. The plaintiff has sought monetary damages, punitive damages, interest and attorneys' fees. The Company believes that the lawsuits are without merit and intends to vigorously defend the allegations made in these complaints.

ITEM 9 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's Common Stock is publicly traded over-the-counter as a "bulletin board" stock under the symbol ALYD. As of the date of this filing there are nine "market makers" of the Company's Common Stock.

1995 PRICE PER SHARE        HIGH      (DATE)        LOW          (DATE)
     Quarter 1              1 7/8     (01/13)       7/8          (03/21)
     Quarter 2              1 7/8     (06/09)      13/32         (05/09)
     Quarter 3              2 1/2     (08/14)       7/8          (07/05)
     Quarter 4              2 1/4     (12/29)     1 1/8          (11/16)

1996 PRICE PER SHARE        HIGH      (DATE)        LOW          (DATE)
     Quarter 1             14 3/8     (03/14)     1 3/16         (01/04)
     Quarter 2             32 3/4     (04/18)     10 1/4         (06/19)
     Quarter 3             20 3/8     (09/03)     10 1/4         (08/02)
     Quarter 4             16 1/2     (10/01)     10 3/8         (12/11)

     There were approximately 240 shareholders of record for the Company's Common Stock. There have been no dividends declared in the last two fiscal years.

ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES.

     The following table sets forth the sale of the Company's Common Stock, unregistered and exempted under the Securities Act of 1933.

     DATE            # SHARES      CONSIDERATION     UNDERWRITER'S       CLASS OF           EXEMPTION
                   COMMON STOCK                        DISCOUNT          PURCHASER           CLAIMED
  January 1994          50,000         $20,000                             Options           SEC.4.(2)
 February 1994         100,000         $50,000                             Options           SEC.4.(2)
     June 1994       1,500,000        $300,000                       Accredited Investor     SEC.4.(2)
                                     *$450,000                                               SEC.4.(2)
                      (900,000)     *$(450,000)                                              SEC.4.(2)
     June 1995         225,000        $100,000                       Accredited Investor     SEC.4.(2)
   August 1995          50,000         $25,000                       Accredited Investor     SEC.4.(2)
September 1995         200,000        $100,000                       Accredited Investor     SEC.4.(2)
  October 1995          25,000         $25,000                       Accredited Investor     SEC.4.(2)
 November 1995         154,760        $103,180                       Accredited Investor     SEC.4.(2)
 February 1996          88,750        $100,000                       Accredited Investor     SEC.4.(2)
 February 1996          20,000         $40,000                             Options           SEC.4.(2)
    March 1996          67,250        $261,500                       Accredited Investor     SEC.4.(2)
    March 1996          10,000         $11,900                             Options           SEC.4.(2)

                                       13

     DATE            # SHARES      CONSIDERATION     UNDERWRITER'S       CLASS OF           EXEMPTION
                   COMMON STOCK                        DISCOUNT          PURCHASER           CLAIMED
    March 1996         400,000      $1,200,000          $48,000           Offshore            REG.S
                                                                         Transaction
                                                                        Non-US Person
     July 1996         150,000      $1,050,000            10,000          Offshore            REG.S
                                                       Warrants @        Transaction
                                                        $11.25 per      Non-US Person
                                                        share (FMV)
                                                        exercisable
                                                       for 3 years
   August 1996          25,000           -0-                              Offshore            REG.S
                                    Penalty for not                      Transaction
                                     meeting filing                     Non-US Person
                                        deadline
  October 1996       1,000,000        $850,000                       Accredited Investor      REG.D
                                    +Cancellation 1.5
                                    million warrants &
                                    Demand Registration
                                         Rights
 December 1996         370,000          $65,000                      Accredited Investor      SEC.4.(2)
                                    + Note for $490,000              (warrant exercises)
 December 1996         109,909      Warrants for 20,091              Accredited Investor      SEC.4.(2)
                                    shares valued at FMV            (warrant exercises)
                                         of $227,500
 December 1996         155,000      $1,085,000            $43,400         Offshore            REG.S
                                                                         Transaction
                                                                        Non-US Person

*Notes Receivable were issued for this amount and in 1995 the investor forfeited under the notes and the shares were returned to the Company from escrow.

ITEM 11 - DESCRIPTION OF SECURITIES.

     The following statements with respect to the Company's securities are not complete and are qualified in all respects by the provisions of the Company's Articles of Incorporation, as amended, and Bylaws. The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock $.001 par value. As of March 15, 1997, 13,598,282 shares of Common Stock were outstanding.

     Holders of Common Stock are entitled to one vote per share and to receive dividends when and as declared by the Board of Directors and share ratably in the assets of the Company legally available for distribution in the event of the liquidation, dissolution or winding up of the Company, after the payment of all debts and other liabilities of the Company and any liquidation preference on any shares of Common Stock. The stockholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company intends to indemnify its officers, directors, employees and agents to the full extent permitted by North Carolina law. A majority vote of the directors, approval of the stockholders or a court approval is required to effectuate indemnification. The Company anticipates entering into indemnification agreements (the "Indemnification Agreement") with its directors and officers providing such indemnity. The Indemnification Agreements will constitute binding agreements between Company and each of the other parties thereto, and thus will prevent the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 13 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See Appendix A

ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     On June 3, 1996, the Company engaged Holtz Rubenstein & Co., LLP to act as its independent certified public accountant and to audit the Company's financial statements for 1995. Michael J. Racaneillo, CPA, the Company's independent certified public accountant who was previously engaged as the principal accountant to audit the Company's financial statements, resigned on May 31, 1996. There were no disagreements with the Company's former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

     No financial statement for either of the past two years contained a qualified or modified opinion. The decisions to change accountants were recommended by the Board of Directors. There have been no disagreements during the two most recent calendar years with the former accountants. The former accountants have made no statements indicating that they could not rely on internal controls or management's representations. Also, no information has come to their attention that materially limits the fairness or reliability of previously issued audit reports or underlying financial statements.

ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Financial Statements

         SEE INDEX OF APPENDIX A

     (b) Exhibit Index

         Exhibit               Description

          3.1(A)               ARTICLES OF INCORPORATION OF DAAR, INC.

          3.1(B)               ARTICLES OF MERGER OF ALYDAAR
                               SOFTWARE CORPORATION INTO DAAR, INC.

          3.1(C)               PLAN OF MERGER

          3.1                  AMENDED AND RESTATED BYLAWS OF ALYDAAR
                               SOFTWARE CORPORATION

         10.1                  OMNIBUS STOCK OPTION PLAN

SIGNATURES

     Pursuant to the requirements of Sections 12 of the securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 31, 1997


ALYDAAR SOFTWARE CORPORATION
By: V. HOLLIS SCOTT
Name: V. Hollis Scott
Title: Chief Financial Officer

                                   APPENDIX A
                          ALYDAAR SOFTWARE CORPORATION
                              FINANCIAL STATEMENTS


                                                                Pages
Indeependent Auditors                                             1

Balance Sheets as of December 31, 1996                            2
and 1995

Statement of Operations for Years Ended                           3
December 31, 1996, 1995 and 1994

Statement of Stockholders' (Deficiency) Equity                    4
for Years Ended December 31, 1996, 1995 and 1994

Statements of Cash Flows for Years Ended                          5
December 31, 1996 and December 31,  1995

Notes to Financial Statements                                    6-9

                                  EXHIBIT INDEX


Exhibit           Description                                  Sequential Page

3.1(a)            Articles of Incorporation of
                  Daar, Inc.

3.1(b)            Articles of Merger of Alydaar
                  Software Corporation into
                  Daar, Inc.

3.1(c)            Plan of Merger

3.2               Amended and Restated Bylaws of
                  Alydaar Software Corporation